FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of August, 2005

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

August 11, 2005

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

NEWS RELEASE

MAX TO ACQUIRE INTEREST IN UTAH URANIUM CLAIMS

MAX Resource Corp. is pleased to announce that it has entered into agreement (the “Option Agreement) with Energex, LLC to acquire a 100 % interest in the PPCO claims in Juab County, Utah.  Energex, LLC is a Nevada corporation wholly-owned by Clancy J. Wendt, the Vice President of Exploration for MAX.

The terms of the Option Agreement with Energex call for:

(i)

An initial cash payment to Energex of US$5,000,

(ii)

Annual maintenance payments to Energex of US$10,000 commencing in the second year and escalating by $10,000 each year thereafter to a maximum of US$50,000 per year; and

(iii)

Work commitments totaling $1,000,000 over a four year period (being $100,000 in the first year; $200,000 in the second year; $300,000 in the third year and $300,000 in the fourth year).

MAX will earn a 100% interest in the PPCO claims by making the initial cash payment of $5,000 and satisfying the work commitment of $1,000,000, subject to a 2% NSR payable to Energex.

The PPCO claims comprise 27 claims totaling 540 acres and were explored during the early 1980’s by Phillips Uranium, a wholly-owned subsidiary of Phillips Petroleum.  Phillips encountered uranium grades of approximately 0.05% U3O8, over a 100 foot thickness at a depth of 900 feet within a small caldera. The uranium host rock was identical to the host rock found in a nearby structurally controlled uranium system that produced approximately 500,000 pounds of uranium before mining was terminated when the ore zone was found to be faulted off to the east.  The zone found by Phillips on the PPCO claims is thought to be an extension of this original mineralization.  The mineralization is contained within the mote sediments of a smaller caldera within a major caldera system.  The mineralization appears to be structurally controlled along the edge of this caldera and planned exploration will follow up on previous work.  Due to the geological formations in the area, the property may be amenable to “in-situ leaching “(“ISL”), subject to further exploration.

Exploration drilling on the PPCO claims by Phillips was supervised by Mr. Wendt, who was employed by Phillips at that time.  Further exploration of the property was terminated by Phillips after the Three Mile Island accident, which resulted in Phillips terminating all of its uranium exploration activities.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  There has been no NI 43-101 Geological Report completed on the PPCO Claims.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable or accurate.

This transaction is subject to acceptance for filing by the TSX Venture Exchange.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects in the Americas.   MAX is currently focused on the discovery of uranium and precious metals, with interests in properties in Alaska, Utah and the Northwest Territories of Canada.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Investor Relations:

Tangent Management

Tel: (604) 642-0115

Toll-free: 1-866-345-0115

info@maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date  September 2, 2005

By:     /s/ Stuart Rogers

Stuart Rogers

Director